Exhibit 99.1

CCSC Technology International Holdings Limited Announces Pricing of Initial Public Offering

Hong Kong, January 18, 2024 (GLOBE NEWSWIRE) -- CCSC Technology International Holdings Limited (the “Company” or “CCSC”), a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses, today announced the pricing of its initial public offering (the “Offering”) of 1,375,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on January 18, 2024 under the ticker symbol “CCTG.”

The Company expects to receive aggregate gross proceeds of US$5.5 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 206,250 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about January 22, 2024, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used primarily for the following: upgrading facility and management system (including IT system) to enhance operational efficiency and increase production capacity; marketing efforts and expanding sales team; research and development (including recruitment and cultivating of engineering talents, strategic acquisitions and collaborations); strategic acquisitions and collaborations; and working capital and other general corporate purposes.

The Offering is being conducted on a firm commitment basis. Revere Securities LLC is acting as the representatives of the underwriters for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Becker & Poliakoff, LLP is acting as U.S. counsel to Revere Securities LLC in connection with the Offering.

Registration statements on Form F-1 relating to the Offering were filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Numbers: 333-270741 and 333-276545), as amended, and were declared effective by the SEC on December 28, 2023 and January 17, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Revere Securities LLC, Inc. by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA, or by telephone at (212) 688-2238. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About CCSC Technology International Holdings Limited

CCSC Technology International Holdings Limited, is a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products. The Company specializes in customized interconnect products, including connectors, cables and wire harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as electronic manufacturing services (“EMS”) companies that procure and assemble products on behalf of such manufacturing companies. The Company has a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. For more information, please visit the Company’s website: http://ir.ccsc-interconnect.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

CCSC Technology International Holdings Limited

Investor Relations Department

Email: ir@ccsc-interconnect.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com